On October 23, 2014, Cutrale-Safra issued a press release, a copy of which is attached hereto as Exhibits 99.1 and is incorporated herein by reference.

Exhibit 99.1

CUTRALE-SAFRA SUBMITS UPDATED DEFINITIVE OFFER TO CHIQUITA BOARD OF $14.50 PER SHARE IN CASH

Offer represents significant premiums to both investment marketplace’s valuation of Chiquita-Fyffes transaction and to Chiquita’s current stock price

New York, NY October 23, 2014 - Cutrale-Safra today announced it has submitted to the Chiquita Board of Directors an updated definitive offer to acquire all of the outstanding stock of Chiquita Brands International, Inc. (“Chiquita”) (NYCE:CQB) for $14.50 per share in cash.

The $14.50 per share cash offer represents:

•
a compelling premium of approximately 14% compared to the closing price of Chiquita shares on October 22, 2014, a price that we believe substantially overstates the value of the Fyffes transaction as it is still very much incorporating support by the Cutrale-Safra offer. Based on the trading value of the stock, it is the belief of Cutrale-Safra that the effective premium to the Fyffes transaction is now around or in excess of 20%;

•
a highly attractive premium of over 44% to the investment marketplace’s valuation of the original proposed Chiquita transaction with Fyffes, based on Chiquita’s undisturbed closing price of $10.06 as of August 8, 2014;

•	an approximately 23% premium to Chiquita’s adjusted stock price of $11.80, based on the revised Fyffes’ transaction;

•	a multiple of approximately 12.5x Chiquita’s EBITDA, including the assumption of Chiquita net debt, for the twelve months ended June 30, 2014; and

•	the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector based on the EBITDA multiples of comparable transactions.

Cutrale-Safra’s revised definitive offer will remain open until October 26, 2014, subject to certain termination events, that are identical to the Offer Termination Events contained in its October 20 Offer Letter.

The Cutrale-Safra revised definitive offer is fully financed and not subject to any due diligence condition. Cutrale-Safra expects to be able to close its revised offer promptly following entry into the merger agreement Cutrale-Safra has provided Chiquita.

Cutrale-Safra has informed the Chiquita Board that its senior management team, legal and financial advisors are available to discuss any aspect of Cutrale-Safra’s updated offer.

The Cutrale-Safra revised offer letter to the Chiquita board can be read here in full:

October 23, 2014

Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Attention:   Board of Directors

Dear Sirs and Mesdames:

We refer to the Offer Letter that we submitted to you on October 15, 2014 (the “October 15 Offer Letter”), as supplemented by our letter dated October 20, 2014 (the “October 20 Offer Letter”, and, together with the Offer 15 Offer Letter, the “Prior Offer Letters”), containing our definitive offer to acquire all the outstanding shares of Chiquita Brands International, Inc. (“Chiquita”) for cash consideration of $14.00 per Chiquita share and the documents attached thereto.  Capitalized terms used herein and not defined will have the same meanings ascribed to them in the Prior Offer Letters, as applicable.

We would like to reaffirm our interest in acquiring all of the outstanding shares of Chiquita and are pleased to submit a revised offer (“Offer”) to increase the cash consideration offered in the Prior Offer Letters from $14.00 to $14.50 per Chiquita share.  This Offer is subject to the same terms and conditions reflected in the Prior Offer Letters. The executed Merger Agreement, Disclosure Letters and Commitment Papers previously provided are incorporated by reference herein.  We hereby reconfirm that our Offer, the Merger Agreement and the Commitment Papers are not subject to any due diligence condition.

This Offer will automatically be withdrawn and revoked with no further action required by Chiquita, Parent or Merger Sub and the Merger Agreement attached to the October 20 Offer Letter shall be deemed null and void on the earliest to occur of any of the Offer Termination Events below, which are identical to the Offer Termination Events contained in the October 20 Offer Letter.

(a)           9:00 a.m. New York time on October 26, 2014 if Chiquita has not delivered to Parent an executed signature page to the Merger Agreement attached to the October 20 Offer Letter prior to such time;

(b)            12:00 noon New York time on October 24, 2014 if Chiquita has not given notice of termination of the Transaction Agreement, dated March 10, 2014, among Chiquita, Fyffes plc (“Fyffes”), Twombly One Limited (now known as ChiquitaFyffes Limited), CBII Holding Corporation and Chicago Merger Sub, Inc., as amended by Amendment No. 1, dated September 25, 2014, (the “Fyffes Transaction Agreement”) in accordance with the terms thereof prior to such time;

(c)           (1) the effectiveness of any amendment or modification to the Fyffes Transaction Agreement or the Fyffes Expenses Reimbursement Agreement or (2) the grant by Fyffes of any consent or waiver under either the Fyffes Transaction Agreement or the Fyffes Expense Reimbursement Agreement that, in the case of this clause (2), has the effect of permitting Chiquita to pay any dividend or repurchase any shares of its capital stock or otherwise improves the financial terms of the transactions contemplated by the Fyffes Transaction Agreement from the perspective of the Chiquita shareholders relative to that of the Fyffes shareholders;

(d)           Chiquita makes any filing under the Securities Exchange Act of 1934 that qualifies in any material respect any of the representations and warranties of Chiquita as set forth in the Merger Agreement in a manner that is adverse to Parent or Merger Sub, Chiquita otherwise publicly discloses or makes known to Parent or Merger Sub, or Parent or Merger Sub otherwise becomes aware of, any change, circumstance, development, effect, event or occurrence that is inconsistent with any of the representations and warranties of Chiquita as set forth in the Merger Agreement and adverse to Parent or Merger Sub, or that is or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement), if Chiquita has not delivered to Parent an executed signature page to the Merger Agreement attached to the October 20 Offer Letter;

(e)           the adjournment, postponement, suspension, placing into recess or cancellation of the special meeting of shareholders of Chiquita on October 24, 2014, or if for any other reason the Chiquita shareholders have not completed voting on the proposal to approve the merger of Chiquita with Chicago Merger Sub, Inc. pursuant to the Fyffes Transaction Agreement by 10:00 a.m. New York time on October 24, 2014, in any such case without the prior written consent of Parent, if Chiquita has not delivered to Parent an executed signature page to the Merger Agreement attached to the October 20 Offer Letter; and

(f)           the approval of the merger of Chiquita with Chicago Merger Sub, Inc. pursuant to the Fyffes Transaction Agreement by the affirmative vote of a majority of the votes cast by shareholders of Chiquita at the special meeting of shareholders of Chiquita on October 24, 2014.

There can be no assurance that we will extend the Offer or make a new offer to acquire the outstanding shares of Chiquita upon the occurrence of an Offer Termination Event, including, without limitation, the special meeting of shareholders of Chiquita on October 24, 2014 being adjourned, postponed, suspended, placed into recess or otherwise cancelled or delayed.

Except upon the occurrence of an Offer Termination Event in accordance with the October 20 Offer Letter and the foregoing, neither Parent nor Merger Sub, nor any of their Affiliates, shall be entitled to withdraw, modify or amend in any manner our Offer, the Merger Agreement attached to this letter or the Disclosure Letters or the Commitment Papers previously submitted to you.

Our senior management team, led by Mr. Michael Rubinoff, and our legal and financial advisors are available at your convenience to discuss any aspect of our revised Offer.

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy").

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

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